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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                                            Commission File Number  0-23562
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                          NOTIFICATION OF LATE FILING


       (Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K
                     [_] Form 10-Q  [_] Form N-SAR

For Period Ended:   DECEMBER 31, 1996
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[_]  Transition Report on Form 10-K
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K
[_]  Transition Report on Form 10-Q
[_]  Transition Report on Form N-SAR

For the Transition Period Ended:
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   READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.


   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                        PART I. REGISTRANT INFORMATION


Full name of registrant  MICROELECTRONIC PACKAGING, INC.
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Former name if applicable


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Address of principal executive office (Street and number)

9350 TRADE PLACE
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City, State and Zip Code  SAN DIEGO, CALIFORNIA 92126
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                                      1.
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                       PART II. RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III. NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    Please see the attachment to this Form 12b-25.


                          PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     WARREN T. LAZAROW, ESQ.                  (415)          424-0160
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                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Please see the attachment to this Form 12b-25.

                        MICROELECTRONIC PACKAGING, INC.
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                 (Name of registrant as specified in charter)

Has caused this notificatin to be signed on its behalf by the undersigned thereunto duly authorized.

Date  March 31, 1997                    By  /s/ DENIS TRAFECANTY
      --------------                       ---------------------
                                        Name: Denis Trafecanty
                                        Title: Chief Financial Officer


                                      2.

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                        MICROELECTRONIC PACKAGING, INC.

                           ATTACHMENT TO FORM 12B-25

PART III - NARRATIVE

There were certain unresolved issues that affected the presentation of the Company's financial statements, the description of the Company's business, management's discussion and analysis of the performance of the business and the risk factors attendant thereto. Such issues are still being resolved, making it impossible for the Company to file this Annual Report on Form 10-K in a timely manner without unreasonable time or expense. The Company has, however, used its best efforts to file the Annual Report on Form 10-K in a timely manner. The Company believes that these issues will be resolved within the fifteen day extension period permitted by Rule 12b-25.

PART IV - (3)

The Company anticipates that it will incur a very significant charge to earnings for the fiscal year ended December 31, 1996 in connection with the Company's liquidation of MPM (S) Pte. Ltd., one of the Company's Singapore subsidiaries, and the restructuring of MPS (S) Pte. Ltd., another of the Company's Singapore subsidiaries. The charge will result in a significantly larger net loss for the fiscal year ended December 31, 1996 than would otherwise have been recorded through the Company's results of operations in the ordinary course of business.

                                      3.